July 27, 2015

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:  Pamela Long, Assistant Director

Re:	Arma Services, Inc.
Registration Statement on Form S-1
Filed March 2, 2015
File No. 333-202398

Dear Ms. Long:

This letter sets forth the responses of Arma Services, Inc. (the "Company") to the comments of the reviewing staff (“Staff”) of the Securities and Exchange Commission (“Commission”) in connection with the above referenced filing as set forth in the comment letter of March 27, 2015. Each numbered paragraph below responds to the comment having the same number in the March 27, 2015 comment letter.

General

1.	It appears that you may be a blank check company as defined by Rule 419 under the Securities Act of 1933, as amended. In this regard, we note the following:
●	You state in your disclosure that you are a development stage company;
●	Since formation, you have commenced limited operations and it is unclear whether you will be able to fully commence operations within the next 12 months;
●	Since formation, you have not generated any revenues;
●	You are issuing penny stock; and
●	You have received a going concern opinion from your independent public accountant

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These facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and that you should comply with Rule 419 of Regulation C under the Securities Act of 1933. Please revise the registration statement to comply with Rule 419 and prominently disclose that you are a blank check company. Alternatively, please provide a detailed legal analysis explaining why you believe Arma Services, Inc. is not a blank check company, why Rule 419 does not apply to this offering, and state prominently on the cover page of the prospectus that you are not a blank check company, have no plans or intentions to engage in a business combination following this offering, and that the proceeds will be immediately available to the company.

In response to the Staff’s comment, the Company has analyzed the definition of a “blank check” company and, with all due respect, don’t think that Arma Services, Inc. is a blank check company. The Company has a defined business plan, has acquired assets, and has contractual agreements. Its president has a background in MICE tourism, the company’s industry. We are a start-up company organized to pursue the business plan and not to seek engagement in a business combination. Language has been added on the cover page of the prospectus indicating that we are not a blank check company, have no plans or intentions to engage in a business combination following this offering. We have added language on the cover page to disclose that the proceeds will be immediately available to the Company.

2.	Please advise us of all registration statements of companies for which your sole Director and CEO or your Corporate Secretary may have acted as a promoter or in which he had a controlling interest. Describe in detail the nature and extent of the direct or indirect relationship between your sole Director and CEO and your Corporate Secretary and those companies and their affiliates. Indicate which companies are now viable or dormant and which businesses have been modified and restated from that described in their offering documents, noting the companies that are still actively reporting with the Commission.

In response to the Staff’s comment, the Company advises the Staff, that there are no other registration statements of companies for which our sole Director and CEO or our Corporate Secretary has acted as a promoter or had controlling interests in them. Our sole director and CEO is a business associate to our Corporate Secretary.

3.	We note that your counsel, Diane J. Harrison, has been involved in the initial filings of several development stage and shell companies. Please provide us with an analysis regarding why Ms. Harrison should not be considered a promoter as that term is defined under Rule 405 of Regulation C under the Securities Act.

In response to the Staff’s comment, the Company informs the Staff that neither Harrison Law, P.A. (“HLPA”) nor Diane J. Harrison were involved with the founding or organizing of Arma Services, Inc. Neither HLPA nor Ms. Harrison will receive any stock in the Company or any proceeds from the sale of Company stock as compensation for services rendered. We retained HLPA to provide a legal opinion for our Registration Statement and, if needed, to assist with responding to SEC comments. We paid HLPA a retainer, which was deposited into HLPA’s attorney trust account, from which any payment for services rendered is withdrawn. Accordingly, neither HLPA nor Ms. Harrison meets the definition of promoter under Rule 405 of Regulation C under the Securities Act.

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4.	Please note the financial statement updating requirements of Rule 8-08 of Regulation S- X.

The Company has complied with the requirements of Rule 8-08 of Regulation S-X and has updated its financial statements.

Prospectus Summary, page 2

General Information About Our Company, page 2

5.	Please revise your disclosure to include a telephone number for your principal executive office. See Item 503(b) of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure to include a telephone number of its principal executive office.

Risk Factors, page 4

6.	Please include a risk factor addressing the difficulty in pursuing lawsuits and enforcing judgments against your management due to their presence outside the United States.

In response to the Staff’s comment, the Company has now included a risk factor addressing the difficulty in pursuing lawsuits and enforcing judgments against Company’s management due to its presence outside the United States.

7.	Please include a risk factor addressing the risks associated with your management’s inexperience running a public reporting company.

In response to the Staff’s request, the Company has revised its disclosure to include this risk factor.

8.	Risk factor four on page 4 appears to be the same as the risk factor entitled “ We are selling this offering without an underwriter…” Please revise.

In response to the Staff’s request, the Company has revised related part of its registration statement and removed the risk factor entitled “We are selling this offering without an underwriter…” as it appears to be the same as the risk factor four on page 4.

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We are a development stage company and have commenced. . ., page 5

9.	Please revise your disclosure regarding date of inception to reflect the correct date.

In response to the Staff’s comment, the Company revised its inception date.

Complication in the procedure of visa obtainment, page 5

10.	Please revise this risk factor to adequately describe the risk and explain how the risk affects your business. See Item 503(b) of Regulation S-K.

In response to the Staff’s request, the Company has revised this risk factor to add new language to the subheading and to describe the risk and explain how the risk affects the Company’s business.

The current economic environment may lead to a smaller. . ., page 5

11.	This risk factor appears generic. Please revise this risk factor to adequately describe the risk and explain how the risk affects your business. See Item 503(b) of Regulation S-K.

In response to the Staff’s request, the Company has revised this risk factor to add new language to the risk title, to describe the risk and explain how the risk affects our business.

Natural Disasters, page 5

12.	This risk factor appears generic. Please revise this risk factor to adequately describe the risk and explain how the risk affects your business. See Item 503(b) of Regulation S-K.

In response to the Staff’s request, the Company has revised this risk factor to add new language to the risk title, to describe the risk and explain how the risk could have a material affect to our business.

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Due to the lack of a trading market for our securities . . ., page 8

13.	Please tell us the nature of the relationship between you and Dine Corp.

In response to the Staff’s comment, the Company advises the Staff that Arma Services Inc. has no relationship with Dine Corp. Reference to Dine Corp. appeared as an inadvertent error. This has now been revised to reflect our company name.

Our Director will continue to exercise significant control over our operations. . ., page 8

14.	Please reconcile your disclosure that management will own 50% of your common stock with your disclosure on page 32 that management will own 28.11% of your common stock following this offering.

In response to the Staff’s comment, the Company has revised its statement to adjust the disclosure.

Use of Proceeds, page 11

15.	Please disclose whether you will pay compensation from the proceeds of this offering.

In response to the Staff’s comment, the Company has revised page 11 to disclose that no compensation will be paid from the proceeds of this offering.

16.	Please tell us the basis for your disclosure that legal expenditures will increase based on the success of the offering.

In response to the Staff’s comment, the Company advises the Staff that the increase in the cost of development and maintenance of the company is directly related to the number of shares sold. The more shares are sold, the more the Company can spend on its development, like advertising, promotion and marketing. Accordingly, subject to dynamic development it is necessary to increase the operating costs of maintaining Company’s bigger office, a larger number of staff, which requires increased legal support. In this regard, we expect an increase in the cost of legal services as directly proportional to the number of shares sold.

17.	We note your disclosure regarding expenditures for staff salaries. Please reconcile this disclosure with your disclosure on page 21 that you have one employee and your disclosure on page 30 that you have not paid your officer and director any cash compensation and have no plans to pay him any cash compensation.

In response to the Staff’s comment, the Company has revised its disclosures to address the related statements accordingly.

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Dilution of the Price You Pay For Your Shares, page 12

18.	Please revise your calculation of net tangible book value after the offering to deduct the $11,037 of offering expenses and adjust your dilution calculations accordingly.

The Company has revised and adjusted this section as per Commission’s comment.

Plan of Distribution, page 13

19.	Please revise your disclosure to describe in more detail how Mr. Gandin plans to sell the shares. For instance, will he solicit investors through direct mailings and/or through personal contact and will sales material be utilized? See Item 508 of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 13 of its registration statement to add that Mr. Gandin intends to sell company shares through direct mailings, e-mails, telephone calls and personal contact. Language that sales materials are planned to be utilized to solicit investors has also been added to this section.

Selling Stockholder, page 15

20.	Please correct your reference to the percentages being based on 4.000.000 shares of common stock.

The Company requires a clarification from the Staff on this his comment.

21.	We note your table includes references to footnotes that are not included in your registration statement. Please revise. The Company has removed these references.

Description of Business, page 16

22.	We note the references to an external websites. Please see our Use of Electronic Media, Interpretive Release No. 33–7856 April 28, 2000 for further guidance regarding the use of hyperlinks in your prospectus and disclose whether you are incorporating any of this information by reference.

In response to the Staff’s comment, the Company excluded the hyperlinks to the third party external websites from its registration statement.

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23.	Please substantially revise to fully explain your contract with Proekta LLC. Please tell us the purpose of this arrangement as it relates to your business. For instance, it is not clear what Proekta’s business is or that Proekta is a related party. We may have additional comments.

In response to the Staff’s request, the Company has revised the disclosure on page 16 of the registration statement; section titled Description of Business and clarified the purpose of the contract between Proekta LLC and Arma Services Inc., it clarified what Proekta’s business is, and indicated that Proekta LLC is a related party. The Company has also added language to this section to describe its recent contract with Gazetny LLC.

Business Plan, page 17

24.	Please revise your prospectus to remove any suggestion that you have current operations rather than merely a business plan.

In response to the Staff’s request, the Company has revised disclosures throughout its prospectus to remove any suggestions that we have current operations.

Our Customers, page 19

25.	Please tell us the basis for your statement that the fields with the greatest needs of your services are pharmaceuticals, automobile manufacturing, IT-companies, the oil and gas industry, distribution companies and retailers.

In response to the Staff’s request, the Company informs the Staff that we believe the oil and gas companies are the major international companies with offices, located in different countries; international staff and the problem of communication of top managers at a large distance is solved through the arrangement of on-site conferences, meetings, sessions, organization of which requires special professional skills held by the specialist service that we intend to offer. IT- companies, Automotive firms, pharmaceutical, big retail and large distribution companies have an extensive dealer network with a regular necessity of the organization of dealer conferences, for which they need to assemble participants from different countries, the organization of such event is probably impossible without the help of the experts in this field who have special knowledge and experience in organization of large scale events.

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Competition, page 19

26.	Please revise your disclosure to discuss the competitive conditions in your business, including an estimate of the number of competitors and the principal methods of competition (e.g. price, service, warranty). Please place your generalized disclosure in context of your stage of development versus that of potential competitors.

In response to the Staff’s request, the Company has revised its disclosure to discuss the competitive conditions in the Company’s business, furthermore the Company now included an estimate of the number of competitors in Russia, USA and China. Language has been added to discuss the principal methods of competition. An effort was made to place generalized disclosure in context of the Company’s stage of development versus that of potential competitors.

Need For Any Government Approval of Principal Products, page 20

27.	We note your disclosure that your products will meet Russian regulations. Please tell us what products you plan to offer.

In response to the Staff’s comment, the Company has revised disclosure on page 20, where it now discusses the need for any government approval of principal services rather than products.

28.	Please revise your disclosure to include a discussion of the approval needed under Russian regulations and the status of your approval within the Russian approval process. See Item 101(h)(4)(viii) of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure on page 20 of the registration statement to include a discussion of the approval needed under Russian regulations and the status of Company’s approval within the Russian approval process.

Employees And Employment Agreements, page 21

29.	We note your disclosure that you currently have one employee. Please reconcile such disclosure with your disclosure on pages 29 and 30 regarding your corporate secretary, Ruslan Mishin.

In response to the Staff’s comment, the Company reconciled its disclosure and revised its prospectus to state that it has two employees.

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Offering Requirements, page 22

30.	This disclosure does not appear relevant to you. Please revise.

In response to the Staff’s comment, the Company has removed disclosure titled Offering Requirements on page 22.

Notes to Audited Financial Statements, page F-6

Note 5 – Related Party Transactions, page F-10

31.	Please file as an exhibit with your next amendment to this registration statement a copy of the agreement evidencing the loan between your sole director and the company. If you are party to an oral contract that would be required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K if it were written, you should provide a written description of the contract as an exhibit. Please do the same with any agreements for future funding from related parties. Please see Regulation S-K C&DI 146.04, available on our website.

In response to the Staff’s request, the Company files as an exhibit with this amendment No. 1 to the Company’s registration statement a copy of the agreement evidencing the loan between Company’s director and the Company.

Management’s Discussion and Analysis, page 27

32.	Please revise to include a liquidity discussion to clearly state your current cash resources are not sufficient to fund your operating needs over the next twelve months, if true and to quantify the extent to which you are currently using funds in your operations on a monthly basis. Revise to disclose whether your management has committed to provide loans post-offering.

In response to the Staff’s comment, the Company has revised the related statements on pages 27 of our registration statement and included a liquidity discussion to disclose statements requested by the Commission.

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Plan of Operation, page 27

33.	Please significantly revise the Plan of Operation section to describe with specificity your plan of operation for the next twelve months. Provide detail regarding your plan of operation, including detailed milestones to your business plan, taking the company to the point of generating first revenues, the anticipated time frame for beginning and completing each milestone, the estimated expenses associated with each milestone and the expected sources of funding. Your response will likely impact the Business section discussion. We may have further comment.

In response to the Staff’s request, the Company has revised this part of its registration statement accordingly.

34.	Additionally, please clarify the approximate amount of proceeds from this best efforts offering that will be sufficient to accomplish your plan of operations. Currently, it is unclear what level of proceeds and revenue are necessary to avoid the need to raise additional funds. You disclose here that you need to sell 100% of the shares but on page 7 you state that you need to sell at least 25%.

In response to the Staff’s comment, the Company has revised this part of its registration statement to clarify the points raised in Staff’s comment.

35.	Please tell us why your legal and accounting fees are estimated to rise based on the success of the offering.

In response to the Staff’s request, the Company wishes to inform the Staff that we believe increase in the cost of development and maintenance of the company is directly related to the number of shares we may sell. The more funds available, the more the Company can spend on its development, like advertising, promotion and marketing. Accordingly, subject to dynamic development it is necessary to increase the operating costs of maintaining company’s bigger office, a larger number of staff, all which requires larger legal support. In this regard, we expect an increase in the cost of legal services proportional to the budget.

Directors, Executive Officers, Promoters and Control Persons, page 28

Background Information About Our Officer and Director, page 29

36.	Please revise your disclosure to describe the roles and responsibilities undertaken by Mr. Gandin and Mr. Mishin in their previous jobs. See Item 401(e) of Regulation S-K.

In response to the Staff’s request, the company has revised its disclosure to describe the roles and responsibilities undertaken by our officers Mr. Gandin and Mr. Mishin in their previous jobs.

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Executive Compensation, page 30

37.	We note that your disclosure refers to one person. Please reconcile such disclosure with your disclosure regarding Mr. Mishin’s service as Secretary of the company.

In response to the Staff’s request, the Company has revised disclosure on page 30 titled Executive Compensation. Discussion was expanded to also include Mr. Mishin who serves as our company secretary.

38.	Please reconcile your disclosure here that you may approve payment of salaries for officers and directors, but currently, no such plans have been approved with the compensation provisions of the Company Services Agreement filed as Exhibit 10.2.

In response to the Staff’s comment, the Company has reconciled its disclosure on page 30 titled Executive Compensation and added this language.

Employment Agreements, page 32

39.	We note your disclosure that you are currently working on an employment agreement with Mr. Gandin. Please tell us whether you are working on an employment agreement with Mr. Mishin as well.

In response to the Staff’s comment, the Company advises the Staff that we are working on an employment agreement with Mr. Mishin. This disclosure has now been added to this section of the registration statement.

Future Sales by Existing Stockholders, page 33

40.	Please note that the Rule 144 safe harbor is not available for the resale of securities initially issued by a shell company. Please revise your disclosure accordingly.

In response to the Staff’s request, the Company has revised its disclosure on page 33 accordingly.

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Available Information, page 34

41.	Please correct the address of the Commission to reflect the public reference section’s location at 100 F Street NE, Washington, D.C. 20549. See Item 12(b)(2)(ii) of Form S-1.

In response to the Staff’s request, the Company has corrected the address of the Commission’s public reference section’s location.

Part II – Information Not Required in Prospectus, page II-1

Item 13. Other Expenses of Issuance and Distribution, page II-1

42.	Please indicate the portion of the expenses to be borne by the selling stockholder. See Item 511 of Regulation S-K.

In response to the Staff’s request, the Company has indicated that less than a 10% portion of the expenses are estimated to be borne by the selling stockholder.

Exhibits

43.	Please file a copy of the subscription agreement that will be utilized for this offering. See Item 601(b)(10) of Regulation S-K.

In response to the Staff’s request, with this response letter and amendment No. 1 to its registration statement, the Company is filing a copy of the subscription agreement that will be utilized for this offering.

Undertakings, page II-2

44.	Please provide only the undertakings applicable to your offering. See Item 512 of Regulation S-K. The Company has made efforts to revise the disclosure, to address the Staff’s comment accordingly.

The Company hereby acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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●	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Sergey Gandin
Sergey Gandin
President and Principal Executive Officer
Arma Services, Inc.

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